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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-24413

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

FOR THE QUARTER ENDED MAY 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Troy Group, Inc. Full Name of Registrant
N/A Former Name if Applicable
2331 South Pullman Street Address of Principal Executive Office (Street and Number)
Santa Ana, California 92705 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Troy was unable to file its Quarterly Report on Form 10-Q for the quarter ended May 31, 2002 due to the delays associated with changing its independent public accountants. Troy completed the formal engagement of KPMG LLP as its independent public accountants on July 5, 2002.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

James W. Klingler (Name)	(949) (Area Code)	261-4624 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Troy Group, Inc.
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2002	By:	/s/ PATRICK J. DIRK Patrick J. Dirk
	Its:	Chairman, President and Chief Executive Officer

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SIGNATURES Troy Group, Inc. (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)